Issuer Free Writing Prospectus, Dated May 22, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated May 20, 2013 and

Registration Statement No. 333-176811

1,578,948 Shares

Callon Petroleum Company

10.00% Series A Cumulative Preferred Stock

May 22, 2013

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Callon Petroleum Company (the “Company”), with the Securities and Exchange Commission on May 20, 2013 and its Registration Statement (File No. 333-176811). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 10.00% Series A Cumulative Preferred Stock, including the final size of the offering, which is 1,578,948 shares of 10.00% Series A Cumulative Preferred Stock.

PRICING TERM SHEET

Issuer:	Callon Petroleum Company.

Security:	10.00% Series A Cumulative Preferred Stock.

Offering Size:	1,578,948 shares.

Best Efforts:	The underwriters are selling the shares of 10.00% Series A Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement.

Ticker/Exchange:	Application has been made to list the shares on the New York Stock Exchange under the symbol “CPE.A.” If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after initial delivery of the Series A Preferred Stock.

Public Offering Price:	$47.50 per share

Liquidation Preference:	$50.00 per share

Stated Dividend Rate:	10.00% payable quarterly in arrears

Equivalent Annual Payment at Stated Rate:	$5.00 per share

Penalty Dividend Rate:	12.00%

Equivalent Annual Payment at Penalty Rate:	$6.00 per share

Dividend Dates:	The last day of each calendar quarter, partial dividend period on June 30, 2013.

First Dividend Payment Date:	At the end of June 2013.

First Optional Call Date:	May 30, 2018, unless subject to a special redemption upon a Change of Control (as defined in the preliminary prospectus supplement), as discussed below

Special Redemption:	Following a Change of Control, the shares are redeemable, at the option of the Company, at any time within 120 days following the Change of Control, for $50.00 in cash plus accrued and unpaid dividends (whether or not declared), up to the redemption date.

Limited Conversion Rights on a Change of Control:

Share Cap: 10.64, provided that the Company intends to propose that its stockholders approve an increase to the Company’s authorized common stock. If such increase is approved, the Share Cap shall automatically adjust to 26.81, in each case, subject to certain adjustments for any splits, subdivisions or combinations of our common stock.

For the avoidance of doubt, the Exchange Cap will not exceed 16,800,007 (or 42,331,046, assuming the increase in authorized shares of common stock has been approved by the Company’s stockholders) shares of common stock (or equivalent Alternative Conversion Consideration, as applicable).

Voting Rights:	At all times with respect to material changes to the terms of the shares of Series A Preferred Stock; in addition, during the pendency of a penalty dividend period (resulting from the failure to pay dividends or maintain the listing of the Series A Preferred Stock), the right to elect two directors, as described in the prospectus supplement.

Maturity:	None (perpetual, subject to discretionary redemption by the Company on or after May 30, 2018).

Underwriting Commissions:	$4,500,002

Per Share Net Proceeds to Issuer:	$44.65 per share

Aggregate Net Proceeds to Issuer:	The Company will receive net proceeds of approximately $70 million from our sale of 1,578,948 shares of the Series A Preferred Stock in this offering, after deducting the underwriting commissions and $500,000 estimated offering expenses payable by the Company, including reimbursement up to $125,000 in legal fees incurred by the underwriter.

Use of Proceeds:	The Company intends to use the net proceeds from this offering to accelerate the timing of its capital budget to further develop and evaluate its properties in the Permian Basin, for possible future acquisitions and for general corporate purposes. Pending these uses, the Company will use a portion of the net proceeds to repay borrowings under its revolving credit facility.

Trade Date:	May 22, 2013.

Settlement Date:	May 30, 2013.

Joint Book Running Managers:	Janney Montgomery Scott LLC, Sterne, Agee & Leach, Inc. and MLV & Co. LLC

Co-Managers	Dougherty & Company LLC and Northland Capital Markets

REVISED CAPITALIZATION DISCLOSURE

The “As Adjusted” column of the Capitalization table on page S-24 of the preliminary prospectus supplement is revised as follows: Cash and cash equivalents is $44.4 million, Total long-term debt is $109.9 million, Preferred stock is $16 thousand, Common stock is $399 thousand, Additional paid-in capital is 399.1 million, Retained deficit is $123.3 million, Total stockholders’ equity is $276.2 million and Total capitalization is $386.1 million.

STATEMENT OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited)

	Pro Forma
	Three Months ended March 31, 2013	Twelve Months ended December 31, 2012	Three Months ended March 31, 2013	For the year ended December 31,
				2012	2011	2010	2009	2008
Earnings (Loss):
Net income (loss) before income taxes	($990)	$4,744	($990)	$4,744	$36,314	$7,785	$53,759	($478,880)
Distributed income from Medusa Spar LLC	340	1,735	340	1,735	1,267	1,540	1,700	498
Plus: fixed charges	4,664	19,112	2,690	11,217	12,290	15,312	29,374	33,201
Less capitalized interest	(1,175)	(2,109)	(1,175)	(2,109)	(573)	(2,000)	(3,213)	(6,496)
Net income (loss), as adjusted	$2,839	$23,482	$865	$15,587	$49,298	$22,637	$81,620	($451,677)
Fixed Charges:
Total interest expensed	1,515	9,108	1,515	9,108	11,717	13,312	26,161	26,705
Capitalized interest	1,175	2,109	1,175	2,109	573	2,000	3,213	6,496
Series A Cumulative Preferred Stock	1,974	7,895	0	0	0	0	0	0
Total fixed charges	4,664	19,112	2,690	11,217	12,290	15,312	29,374	33,201

Ratio of earnings to fixed charges and preferred stock dividends	0.61	1.23	0.32	1.39	4.01	1.48	2.78	—

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO CALLON PETROLEUM COMPANY, 200 NORTH CANAL STREET, NATCHEZ, MISSISSIPPI 39120, ATTN: INVESTOR RELATIONS. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MLV & CO. LLC AT 212-542-5882.

3